[Letterhead of LeClairRyan, A Professional Corporation]

June 30, 2009

By EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Filing Desk

Union Bankshares Corporation (0-20293)/

Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of our client, Union Bankshares Corporation, a Virginia corporation (the “Company”), and pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, we are transmitting one copy of the Company’s preliminary proxy materials relating to a special meeting of shareholders.

The meeting is being held to consider two proposals related to the First Amended and Restated Agreement and Plan of Reorganization, entered into on June 19, 2009 and dated and made effective as of March 30, 2009, between the Company and First Market Bank, FSB, a federally chartered savings bank (“FMB”), and a related Plan of Merger (together, the “merger agreement”). The first proposal seeks shareholder approval of the issuance of up to approximately 7.5 million shares of the Company’s common stock to FMB shareholders upon consummation of the merger of FMB into an interim bank subsidiary of the Company, pursuant to the terms of the merger agreement. The issuance of such number of shares would result in the Company issuing an amount of its common shares that is more than 20% of its issued and outstanding shares of common stock. Because the Company’s common stock trades on the NASDAQ Global Select Market, it is required by NASDAQ rules to obtain shareholder approval prior to issuing such number of shares in connection with the merger.

The Company will also ask shareholders to approve a change to its corporate name in connection with the transaction. Under Virginia law, the name change will require an amendment to the Company’s articles of incorporation that must be approved by shareholders of the Company.

E-mail: scott.richter@leclairryan.com	951 East Byrd Street, Eighth Floor
Direct Phone: 804.343.4079	Richmond, Virginia 23219
Direct Fax: 804.783.7621	Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

U.S. Securities and Exchange Commission

FMB is a closely held savings bank, the shares of its Class A common stock are held by 16 holders of record, the shares of its Class B common stock are held by one holder of record and the shares of its Series A preferred stock are held by one holder of record. Pursuant to the terms of the merger agreement, at the closing of the merger the Company will enter into a registration rights agreement with the FMB shareholders that will be effective upon the merger. Under the registration rights agreement, the Company will be obligated to register under the Securities Act of 1933, the shares of Company common stock to be issued to FMB shareholders in the merger. Accordingly, the Company is filing the preliminary proxy materials and not registering the shares to be issued in the merger on Form S-4 or another form of registration statement at this time.

In addition, please be advised that as the preliminary proxy material filing is being made with respect to the Company’s acquisition of FMB, the Company has paid the Commission the fee required by Exchange Act Rules 14a-6(i)(1) and 0-11.

If there are any questions or comments on this filing, please contact the undersigned.

Sincerely,

/s/ Scott H. Richter
Scott H. Richter

Enclosures

cc:	Janis Orfe, Esq.
Joseph C. Carter, III, Esq.
George P. Whitley, Esq.